

Mail Stop 3561

October 8, 2009

Mr. Keith E. Plowman
Chief Financial Officer
The Bon-Ton Stores, Inc.
2801 E. Market Street
York, Pennsylvania 17402

      RE: The Bon-Ton Stores, Inc.
              Item 4.01 Form 8-K
              Filed October 1, 2009
              File No. 0-19517

Dear Mr. Plowman:

      We have completed our review of your Form 8-K and have no further comments at this time.

                            Sincerely,

                            Ta Tanisha Meadows
                            Staff Accountant